82-2418

02 DEC 10 AM 10:45

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

SUPPL

02060920

Freedom of Information and Pro ...rsonal information requested on this form is collected under the authority of and used for ... *Securities Act.* Questions about the collection or use of this information can be directed to t... ...ncial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V... ...1L2. Toll Free in British Columbia 1-800-373-6393

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WPN RESOURCES LTD. (formerly Western Pinnacle Mining Ltd.)		02	09	30	02	11	29

ISSUER ADDRESS				
#1200 – 609 GRANVILLE STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V7Y 1G6		604-669-2099
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
GLENN WHIDDON		PRESIDENT		604-669-2099
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
office@westernpinnacle.com		www.wpnresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JEREMY ENG"	JEREMY ENG	02	11	29
DIRECTOR'S SIGNATURE		**DATE SIGNED Y**	**M**	**D**
"GLENN WHIDDON"	GLENN WHIDDON	02	11	29

FIN51-901F Rev.2000/12/19

dlw 1/10

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

SEPTEMBER 30, 2002

[redacted]

NOTICE TO READER

We have compiled the consolidated balance sheet of WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.) as at September 30, 2002 and the consolidated statements of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

November 29, 2002

[redacted]

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED BALANCE SHEET
(Unaudited – See Notice to Reader)
(Expressed in Thousands of Dollars)

	September 30, 2002	December 31, 2001
ASSETS		
Current		
Cash	$ 409	$ 1,332
Receivables (Note 9)	159	309
Prepaid expenses	10	33
Inventory	-	263
	578	1,937
Investment in associated companies	-	58
Intangible assets	-	3
Deferred resource property expenditures	620	132
Capital assets	5	548
	$ 1,203	$ 2,678
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 459	$ 639
Short-term debt	-	346
Convertible notes (Note 4)	-	1,115
	459	2,100
Shareholders' equity		
Capital stock (Note 5)	20,777	18,968
Deficit	(20,033)	(18,390)
	744	578
	$ 1,203	$ 2,678

On behalf of the Board:

"Jeremy Eng" Director "Glenn Whiddon" Director

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)
(Expressed in Thousands of Dollars)

	Three Month Period Ended September 30, 2002	Three Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2001
REVENUE				
Mining operations, net	$ -	$ 1,460	$ (180)	$ 2,083
Advisory services	-	115	(1)	274
Interest	1	5	3	15
Foreign exchange gain (loss)	1	(223)	72	(1,396)
	2	1,357	(106)	976
ADMINISTRATIVE COSTS				
Accounting, administration and audit	10	28	51	72
Amortization	-	48	101	160
Bad debts	-	-	4	530
Capital and foreign tax	-	19	31	56
Consulting	170	326	231	472
Interest and bank charges	9	33	100	79
Legal	50	6	73	7
Listing and filing fees	1	2	17	8
Office, rental and miscellaneous	14	25	92	182
Salaries and wages	-	479	327	1,087
Shareholder services	1	3	97	20
Travel and promotion	21	117	149	173
	276	1,086	1,273	2,846
Income (loss) before other items	(274)	271	(1,379)	(1,870)
OTHER ITEMS				
Investments written off	-	8	-	8
Gain on sale of capital asset	-	(21)	7	(6)
Gain on sale of Omolon Gold Mining Company	-	-	-	15,677
Loss on sale of Russian investment, net (Note 9)	(271)	-	(271)	-
Income (loss) before income tax provision	(545)	258	(1,643)	13,809
Income tax provision	-	84	-	102
Net income (loss) for the period	(545)	174	(1,643)	13,707
Deficit, beginning of period	(19,488)	(17,523)	(18,390)	(31,056)
Deficit, end of period	$ (20,033)	$ (17,349)	$ (20,033)	$ (17,349)
Earnings (loss) per share	(0.02)	$ 0.01	(0.08)	$ 0.22

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – See Notice to Reader)
(Expressed in Thousands of Dollars)

	Three Month Period Ended September 30, 2002	Three Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) for the period	$ (545)	$ 174	$ (1,643)	$ 13,707
Items not affecting cash				
Amortization	-	48	101	160
Bad debts	-	-	4	530
Foreign exchange (gain) loss	(1)	156	(72)	1,307
(Gain) loss on sale of capital assets	-	21	(7)	6
Gain on sale of Omolon Mining Company	-	-	-	(15,677)
Investments written off	-	(8)	-	(8)
Loss on sale of Russian investment, net	271	-	271	-
	(275)	391	(1,346)	25
Net changes in non-cash working capital	(27)	(82)	199	332
Net cash flows provided by (used in) operating activities	(302)	309	(1,147)	357
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds (repayment) of loan	36	(338)	254	-
Proceeds from private placement	500	-	500	-
Net cash flows provided by (used in) financing activities	536	(338)	754	-
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds on sale of Omolon Mining Company	-	455	-	455
Investment in mineral properties	(19)	-	(302)	-
Purchase of fixed assets, net	-	-	(29)	35
Cash surrendered on sale of Russian investment, net	(199)	-	(199)	-
Net cash flows used in investing activities	(218)	455	(530)	490
Change in cash for the period	16	426	(923)	847
Cash, beginning of period	393	1,345	1,332	924
Cash, end of period	$ 409	$ 1,771	$ 409	$ 1,771

1. NATURE OF OPERATIONS

The Company was incorporated in British Columbia as Star Valley Resources Corporation ("Star Valley") in February 1988. In August 1996, the Company acquired 100% of Sakha Gold Overseas Limited, a company incorporated in November 1995 in Cyprus, which affected a reverse takeover of Star Valley. The Company changed its name from Star Valley to Western Pinnacle Mining Ltd. in December 1996. Effective January 8, 2002, the Company consolidated its share capital on a four old for one new basis and changed its name from Western Pinnacle Mining Ltd. to WPN Resources Ltd.

The Company is principally engaged in investing in natural resource projects in the Russian Federation and Italy.

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the consolidated annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read together with the consolidated audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its consolidated financial statements contain all adjustments necessary in order topresent a fair statement of the results of the periods presented.

2. GOING CONCERN ASSUMPTION

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a "going concern", which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

To address these issues, and as a result of the decline in the precious metals market and Russian investments generally in the mining industry, the Company suspended operations in Russia, including closure of the Company's oil activities. In May 2001, the Moscow office was closed. In July 2002, the Board of Geometall decided to liquidate their company. The Company has redirected its attention to the acquisition of oil and gas assets in Italy.

These consolidated financial statements do not reflect any adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, as described above, will mitigate the adverse conditions and events which raise substantial doubt about the validity of the "going concern" assumption used in preparing these consolidated financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported value of liabilities, the reported revenues and expenses, and the balance sheet classifications used.

(Expressed in Thousands of Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards.

4. CONVERTIBLE NOTES (REDEEMED)

On February 22, 2002, the Company issued 316,000 units at a price of $1.00 per unit in satisfaction of a US$200 convertible loan dated April 6, 1999. Each unit consists of one common share and one non-transferable share purchase warrant. Two warrants entitle the holder to purchase one fully paid and no-assessable common share of the Company at a price of $1.20 per share for a period of twelve months from February 6, 2002. The Company also issued 658,333 common shares at a deemed price of $1.20 per share in satisfaction of a US$500 convertible loan dated September 8, 1998. The shares issued in respect of each convertible loan were subject to a restriction on resale until June 8, 2002.

5. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Balance as at December 31, 2001	71,159,925	$	18,968
a) Consolidation 4:1	(53,369,944)		-
b) Issued pursuant to settlement of convertible notes	974,333		1,106
c) Issued pursuant to acquisition of San Marco (Note 6)	1,687,500		203
d) Private placement	2,500,000		500
Balance as at September 30, 2002	22,951,814	$	20,777

a) In January 2002, the Company consolidated its share capital on a four old for one new basis.

b) Pursuant to settlement of convertible notes, the Company issued 974,333 shares (Note 4).

(Expressed in Thousands of Dollars)

5. CAPITAL STOCK (cont'd…)

c) The Company issued 1,687,500 shares at a deemed price of $0.12 per share to acquire the San Marco property (Note 6).

d) In August 2002, the Company issued 2,500,000 units at $0.20 per unit as a result of a non-brokered private placement. Each unit consists of one common share and one non-transferable share purchase warrant to purchase one additional common share at $0.25 per share until January 30, 2004.

e) Warrants to purchase 1,718,382 shares of the Company at a price of $0.40 per share expired unexercised on January 5, 2002.

f) At September 30, 2002, the Company had 316,000 warrants outstanding that expire on February 6, 2003 (Note 4) and 2,500,000 warrants outstanding that expire on January 30, 2004 (Note 5(d)).

g) The Company had no shares held in escrow at September 30, 2002.

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors and employees to acquire up to 10% of issued and outstanding common stock. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

	Number of Options		Weighted Average Exercise Price
Balance, December 31, 2001	-	$	-
Options granted	1,410,000		0.24
Balance, September 30, 2002	1,410,000	$	0.24

The following stock options were outstanding at September 30, 2002:

Number of Shares	Exercise Price	Expiry Date
1,410,000	$0.24	March 21, 2005

(Expressed in Thousands of Dollars)

6. ACQUISITION OF ITALIAN CONCESSIONS

San Marco

On February 27, 2002, the TSX Venture Exchange accepted for filing, and subsequently approved, an agreement for the acquisition of the San Marco property, located in the southeastern Po Valley, Ravenna, Italy, by the Company. In consideration for the acquisition, the Company paid $41 and issued 1,687,500 shares at a deemed price of $0.12 per share. The sellers of the San Marco property retained a royalty interest of 1.5% of gross revenues received from any hydrocarbons produced from the property. The Company is also required to pay for an environmental impact study covering the permitted lands, which is estimated to cost $7 and intends to undertake a work program as follows: (1) within twelve months, a gravity and geological study at an estimated cost of $28; (2) within twenty-four months, complete 100 kilometres of seismic re-processing at an estimated cost of $125; (3) within thirty months, acquire 60 kilometres of seismic at an estimated cost of $200; (4) within forty-two months, drill one well on the licensed lands to a contract depth of 3,000 metres at an estimated cost of $3,000.

Pantelleria

On January 24, 2002, the Company entered into an option agreement to acquire the right, title and interest in and to the Pantelleria West and Pantelleria South permit applications consisting of 65,719 hectares and 66,531 hectares, respectively. On April 12, 2002, the Company exercised its option, therefore the Company and the optionor are deemed to have entered into a formal purchase and sale agreement for the sale of the permits to the Company. The consideration for the sale consists of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share, and the payment of $67. The purchase agreement is subject to approval of the TSX Venture Exchange and Italian regulatory authorities. Settlement has been deferred until February 28, 2003 or until the licenses have been issued.

Borsano

On January 24, 2002, the Company entered into an option agreement to acquire all of the interests in and to the Borsano permit application located onshore Italy consisting of approximately 31,784 hectares. On April 12, 2002, the Company exercised its option, therefore the Company and the optionor are deemed to have entered into a formal purchase and sale agreement. The consideration for the sale consists of 1,231,027 shares of the Company issued at a deemed price of $0.12 per share and the payment of $41 U.S. as a repayment of costs in respect of the permit. The purchase agreement is also subject to approval of the TSX Venture Exchange and Italian regulatory authorities. Settlement has been deferred until February 28,2003 or until the license has been issued.

7. RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2002, $129 was paid oraccrued to directors and officers of the Company for management and directors' fees (2001 - $67), $42 of interest on advances was paid or accrued to a company of which a director has an interest (2001 - $58), $18 of accounting fees was paid or accrued to a company in which a director has an interest (2001 - $28), and $169 of consulting fees was paid to two companies in which directors have an interest (2001 - $nil).

(Expressed in Thousands of Dollars)

8. SEGMENTED INFORMATION

During the nine month period ended September 30, 2002 the Company had one operational activity, mineral property exploration and exploitation. This operation was performed in the countries of Russia, Canada and Italy, thus geographical segments are presented.

	Canada	Russia	Italy	Total
2002				
Revenue, net	$ 15	$ (121)	$ -	$ (106)
Expenses	560	857	120	1,537
Loss for the period	$ (545)	$ (978)	$ (120)	$ (1,643)

The identifiable assets held by the Company by geographical segments are as follows:

	Canada	Russia	Italy	Total
September 30, 2002	$ 583	$ -	$ 620	$ 1,203
December 31, 2001	$ 817	$ 1,729	$ 132	$ 2,678

9. SALE OF RUSSIAN INVESTMENT

In July 2002, the Board of Geometall voted to liquidate their Company and distribute proceeds to the shareholders pursuant to Russian law. As such, $159 is expected to be received by the Company from such distribution.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WPN RESOURCES LTD. (formerly Western Pinnacle Mining Ltd.)	02	09	30	02	11	29

ISSUER ADDRESS				
#1200 – 609 GRANVILLE STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7Y 1G6		604-669-2099
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GLENN WHIDDON		PRESIDENT		604-669-2099
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
office@westernpinnacle.com		www.wpnresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JEREMY ENG"	JEREMY ENG	02	11	29
DIRECTOR'S SIGNATURE		DATE SIGNED Y	M	D
"GLENN WHIDDON"	GLENN WHIDDON	02	11	29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the nine month period ended September 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See Financial Statements

2. Payments and accruals to non-arm's length parties for the period:

Management fee paid or accrued to an officer and director	$	116,056
Consulting fees paid or accrued to a director and an officer		168,699
Director's fee paid or accrued to a director		12,719
Interest paid or accrued on loan from a private company owned by a director		41,978
Fees paid or accrued to accounting firm in which a director is a partner		18,300
	$	357,752

3. Summary of securities issued and options granted during the period

   a) Shares issued in the period:

316,000	shares issued for convertible notes at a price of $1.00 per share	$	316,000
658,333	shares issued for convertible notes at a price of $1.20 per share		790,000
1,687,500	shares issued at a deemed price of $0.12 per share		202,500
2,500,000	shares issued for cash at $0.20 per share		500,000
		$	1,808,500

   b) Options granted in the period:

   See Note 5

4. Summary of securities at end of period

   a) Capital stock

   Authorized:
   100,000,000 common shares without par value

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd)

4. Summary of securities at end of period (cont'd)

b) Issued

1 @ $1.00	
750,000 @ $0.01	
1,000,000 @ $0.25	
800,000 @ $0.45	
700,000 @ $0.35	(property acquisition)
1,200,000 @ $0.25	
1,400,000 @ $1.00	(S.M.F.)
210,000 @ $0.93	(Greenshoe)
85,000 @ $0.50	(options)
232,500 @ $0.68	(options)
29,500 @ $1.30	(options)
30,000 @ $0.50	(options)
350,000 @ $1.00	(brokers' warrants)
1,000,000 @ $0.30	(warrants)
100,000 @ $0.25	(warrants)
87,500 @ $0.86	(fiscal agent fee)
250,000 @ $0.60	(private placement)
1,000,000 @ $0.55	(private placement)
63,000 @ $0.62	(private placement)
25,000,000 @ $0.57	(property acquisition)
1,746,000 @ $0.57	(private placement)
750,000 @ $1.00	(finder's fee)
127,825 @ $0.57	(finder's fee)
50,000 @ $0.38	(options)
690,000 @ $0.38	(options)
8,452,500 @ $0.80	(private placement)
4,097,455 @ $0.55	(private placement)
1,187,067 @ $0.30	(private placement)
(1,187,067) @ $0.25	(cancellation of shares)
1,850,600 @ $0.25	(acquisition of Geometal Plus)
4,214,840 @ $0.25	(private placement)
1,495,300 @ $0.25	(private placement)
3,124,333 @ $0.30	(private placement)
750,000 @ $0.30	(debt settlement)
(375,000)	(return to treasury escrow shares)
9,898,572 @ $0.14	(shares for settlement of debt)
(53,369,944)	(consolidation 4:1)
316,000 @ $1.00	(convertible notes)
658,333 @ $1.20	(convertible notes)
1,687,500 @ $0.12	(acquisition of San Marco)
2,500,000 @ $0.20	(private placement)
22,951,814	Total

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd)

4. Summary of securities at end of period (cont'd)

c) Options granted during the period and outstanding at the end of period:

Optionee	Relationship to Company	Exercise Price	Expiry Date	Number of Shares
Glenn Whiddon	Director	$ 0.24	March 21, 2005	475,000
Jeremy Eng	Director	0.24	March 21, 2005	475,000
Cyrus Driver	Director	0.24	March 21, 2005	70,000
Sasha Karpov	Consultant	0.24	March 21, 2005	70,000
Alaster Edwards	Consultant	0.24	March 21, 2005	25,000
Elena Ivanova	Consultant	0.24	March 21, 2005	25,000
Alejandra Gomex	Consultant	0.24	March 21, 2005	45,000
Michael Higginson	Secretary	0.24	March 21, 2005	25,000
Peter Blakey	Director	0.24	March 21, 2005	200,000
				1,410,000

Warrants outstanding:

316,000 exercisable as to two warrants and cash of $1.00 up to February 6, 2003.
2,500,000 exercisable at $0.25 per share up to January 30, 2004.

d) Escrow/Pooling:

The number of escrowed shares was nil.
The number of pooled shares was nil.

5. List of directors and officers:

Officers:

Glenn Whiddon, President & CEO
Michael Higginson, Secretary

Directors:

Glenn Whiddon
Jeremy Eng
Peter Blakey

WPN RESOURCES LTD.
FORM 51-901F – QUARTERLY AND YEAR END REPORT
SEPTEMBER 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the consolidated financial statements for the quarter ended September 30, 2002, previous quarterly releases, the December 31, 2001 financial statements and recent press releases. The company's reporting currency is the Canadian dollar. All amounts in this discussion and in the consolidated financial statements are expressed in thousands of Canadian dollars, unless identified otherwise.

NATURE OF BUSINESS

The Company's primary focus is the development of hydrocarbon assets in Italy. The Company's Russian gold assets have been sold, and the remaining subsidiary, Geometall, is in the process of being liquidated with proceeds to be distributed to shareholders the first quarter of 2003.

The Company was incorporated under the laws of the Province of BC on February 29th, 1988, by registration of its Memorandum and Articles under the name 341446 B. C. Ltd. and it was continued into the Yukon Territory by Certificate of Continuance dated May 15, 1997. On January 8, 2002, the Company changed its name to WPN Resources Ltd. and consolidated its share capital on a one (1) new for four (4) old basis. The consolidation and name change were approved at the Company's Annual General Meeting held June 29, 2001.

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the 9-month period ended September 30, 2002, The Company reported a loss of ($1,643) (2001, $13,707) or ($0.08) per share (2001, $0.22 per share).

The Company's management and Board of Directors have extensive oil and gas experience and the current economic conditions in the oil and gas sector provide the existing shareholders the greatest opportunity for enhancement of share value. The long-term objective for the Company is to create and build a strong junior oil and gas company through a combination of production acquisitions and exploration.

The primary sources of funding available to the Company are through the sale of equity capital and through joint ventures with other oil and gas companies.

ITALY

Italy is the world's fifth largest economy, and has the largest hydrocarbon reserves of any European country with the exception of the North Sea producers. It is also the third largest European consumer of hydrocarbons. By 2005, oil and gas consumption is forecast to reach 160 million petroleum equivalent tones. Over 80% of demand is satisfied by imports and with domestic production in 2000 of only 33.5 million barrels of oil and 583 billion cubic feet of gas. Italy is set to remain a net hydrocarbon importer for the foreseeable future.

Italy offers many operation benefits to the Company. It has proven prospects and a high exploration success ratio; a simple tax and royalty fiscal regime, with generous royalty exemptions; well developed infrastructure (extensive gas pipeline network and Europe's largest oil refining capacity); gas price stability; a progressive government attitude that is providing attractive royalty and tax regimes to entice new participants; and proposed legislation that aims to reduce the cost of seismic. WPN also benefits from running a very low overhead operation in the financial stability of the Euro-zone.

1. San Marco

On February 27, 2002 and under submission # 71593 the CDNX accepted for filing the agreement among the Company, Puma Petroleum Ltd. and TM Information Services Ltd for the acquisition of the San Marco Permit located in the southeastern Po Valley in Italy. This transaction closed on May 6th.

The permit is in the immediate proximity of the Ravenna and Dosso Delgi Angeli fields, with estimated recoverable reserves of surrounding fields totaling in excess of 1 Tcf of gas. Consideration for the acquisition was the reimbursement of cost of the vendors of US$ 41, and the issuance of 1,687,500 shares of the Company at a deemed price of $0.12 per share.

During the quarter, the Italian authorities accepted the environmental report filed for San Marco and awarded permit title to the Vendors through a Ministerial Decree dated July 10, 2002. The Vendors and WPN lodged an application for title transfer on September 12, 2002. On November 19th, the pertinent Italian Ministry provisionally authorized this diligence with letter no. 448375. Legalization of transfer documents is scheduled for December 3, 2002. On this date the Company will become the sole titleholder of the San Marco permit.

Additionally the Company has:

- Prepared Provisional Drilling Programs for wells Abbadesse 1 and Rossetta 1. Work done 'In-House' and with consultants, Ecopetrol.
- Continued discussions with oil and gas companies for potential farm-out agreements.
- Collated additional regional geological information

2. Pantelleria

On April 12, 2002 the Company announced that it had exercised previously granted options to acquire two additional oil and gas concessions located in Italy. Pursuant to an option agreement dated January 24, 2002 between Puma Petroleum Limited and the Company, Puma agreed to grant to the Company the sole and exclusive option to acquire all of Puma's right, title and interest in and to the Pantelleria West and Pantelleria South permit applications consisting of 65,719 hectares and 66,531 hectares, respectively. Upon exercise of the option, Puma and the Company are deemed to have entered into a formal purchase and sale agreement for the sale of the permits from Puma to the Company. The consideration for the sale consists of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share, and the payment to Puma of $67U.S. as a re-payment of Puma's costs in respect of the Permits. The purchase agreement has been extended until February 28th, 2003 and is subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the TSX Venture Exchange and Italian regulatory authorities. Up to date the Pantelleria environmental report has been filed and accepted by the pertinent Italian authorities. A request of title transfer from the Vendors to WPN was filed with the Italian Ministry of Productive Activity on November 28, 2002.

Work undertaken during the period included:

- Completed reprocessing of existing seismic data at Lynx Information Systems, London
- Completed new structural interpretation of data
- Estimates of potential reserves
- Planed new 630km seismic acquisition
- Commence negotiations with geophysical contractors

3. Borsano

Pursuant to a second option agreement dated January 24, 2002 between Puma, TM Information Systems Limited and the Company, the Company was granted an option to acquire all of the parties' interests in and to the Borsano permit application located onshore Italy consisting of approximately 31,784 hectares.

The consideration for the sale consists of 1,231,027 shares of the Company issued at a deemed price of $0.12 per share and the payment of $41 U.S. as a re-payment of costs in respect of the permit. This purchase agreement has been extended unitl February 28, 2003 and is also subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the TSX Venture Exchange and Italian regulatory authorities.

During this quarter the Company ccontinued compiling Environmental Study on this property.

RUSSIA

Over the past 2 years, the Company's Russian mineral assets have been divested, with the proceeds from these sales used to fund the Italian activities. The Company's remaining Russian subsidiary, Geometall, is undergoing the process of liquidation according to Russian law. The Company will receive approximately US$100 upon completion of liquidation.

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2002, $128 was paid or accrued to directors and officers of the Company for management and directors' fees (2001 - $67). $42 of interest on advances was paid or accrued to a company of which a director has an interest (2001 - $58). $18 of accounting fees was paid or accrued to a company in which a director has an interest (2001 - $28), and $168 of consulting fees was paid to a company in which a director has an interest (2001 - $nil).

INVESTOR RELATIONS

No fees were paid for investor relations services for the three-month period ended September 30, 2002.

PRIVATE PLACEMENT

On June 16th, the CDNX approved under submission #75448 a non-brokered private placement of 2,500,000 units at $0.20 per unit. The purchaser, Rimfire Finance Pty, is a company associated with Glenn Whiddon, WPN's CEO. Each unit consisted of one share and one non-transferable share purchase warrant. One warrant entitled the holder to acquire one additional share of the Company for a period of eighteen months at a price of $0.25 per share. This transaction closed on July 29th and securities were distributed on July 30th. These funds will be applied to a work program on the Company's recently acquired Italian oil concession and for working capital

No legal proceedings are under way either by or against the Company.

LIQUIDITY AND SOLVENCY
(Expressed in thousands of Dollars)

	September 30, 2002	**September 30, 2001**
Deficit	$(20,033)	$(17,349)
Working capital	$119	$ (400)
Cash	$409	$1771